Exhibit (a)(6)(G)

EFiled: Mar 1 2005 5:23 PM EST
Filing ID 5246722

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

MERL HUNTSINGER,	:
:
Plaintiff,	:
	:	C.A. No.
v.	:
:
EON LABS, INC, DR. THOMAS STRÜNGMANN, BERNHARD HAMPL, MARK R. PATTERSON, FRANK F. BEELITZ, DOUGLAS M. KARP, SANTO HOLDING (DEUTSCHLAND) GmbH, NOVARTIS CORPORATION, and ZODNAS ACQUISITION CORP.,	: : : : : : :
:
Defendants.	:

COMPLAINT

Plaintiff, Merl Huntsinger, a holder of 1000 shares of common stock of Eon Labs, Inc. (“Eon” or the “Company”), brings this action individually and as a class action on behalf of the Company’s shareholders, except defendants and their affiliates, to remedy breaches of fiduciary duty by the individual defendants and to enjoin a self-dealing plan through which Novartis Corporation (“Novartis”) and its wholly owned subsidiary have agreed to acquire Hexal AG, Eon’s strategic partner, and to acquire the controlling shares of Eon and then to buy out the Eon public shareholders through a coercive tender offer (the “Tender Offer”) and a squeeze-out merger (the “Merger”). In the Tender Offer and Merger, Novartis proposes to purchase Eon’s outstanding public shares for $31.00 per share, only 11% more than the discounted minority market price for the public shares on the last trading day before the transactions were announced.

THE PARTIES

1.                                       Plaintiff is an owner of common stock of Eon Labs, Inc. (“Eon”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

2.                                       Defendant Eon is a corporation duly existing and organized under the laws of the State of Delaware, with principal executive offices in Lake Success, New York. The Company is a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a range of prescription pharmaceutical products primarily in the United States. Eon is one of the largest suppliers of generic pharmaceuticals in the United States. It reported record 2004 sales of $431 million, a 31% increase over 2003. Eon is and at all times relevant hereto was listed and traded on NASDAQ National Market. As of February 20, 2005, Eon had approximately 88.8 million common shares outstanding, and as of March 8, 2004, had approximately 17 holders of record of the Company’s common stock.

3.                                       Defendant Dr. Thomas Strüngmann (“Strüngmann”) is and at all times relevant hereto has been Chairman of the Board of Eon. Strüngmann is a co-founder, Co-Chief Executive Officer and Co-President, together with his twin brother, Andreas Strüngmann, of Hexal AG (“Hexal”). Hexal, which has a strategic partnership with Eon, is wholly owned by the Strüngmann brothers and their families. Hexal is a manufacturer of generic pharmaceuticals and holds the Number 2 position in generics in Germany, the second largest generics market. Hexal had sales of $1.65 billion in 2004.

4.                                       Defendant Santo Holding (Deutschland) GmbH (“Santo”) is the holder of 60 million shares of Eon common stock, representing approximately 67% of the issued and outstanding capital stock of Eon (the “Santo Shares” or “Controlling Shares”). Santo is owned by the Strüngmann brothers and their families.

5.                                       Defendant Bernhard Hampl (“Hampl”) is and at all times relevant hereto has been Chief Executive Officer and a director of the Company. Hampl was employed by Hexal for a period of time during 1995 to evaluate the possibility of establishing a subsidiary in the United

States.

6.                                       Defendant Mark R. Patterson is and at all times relevant hereto has been a director of Eon. Patterson has been a director of the Company since October 2002. His term as a Class III director expires at the Annual Meeting of Stockholders to be held in 2005. Patterson is Chairman of MatlinPatterson Global Advisers LLC, which manages distressed investment funds. He also serves on the board of Oxford Automotive, Inc. and NRG Energy, Inc. Patterson was one of two Eon directors who served on a Special Committee of the Board that approved the Tender Offer and Merger as fair to the Eon public stockholders (the “Special Committee”).

7.                                       Defendant Frank F. Beelitz is and at all times relevant hereto has been a director of Eon. Beelitz has been a director of the Company since February 2002. His term as a Class I director expires at the Annual Meeting of Stockholders to be held in 2006. Beelitz is the General Partner of Beelitz & Cie, an investment banking advisory firm.

8.                                       Defendant Douglas M. Karp is and at all times relevant hereto has been a director of Eon. Karp has been a director of the Company since October 2002. His term as a Class I director expires at the Annual Meeting of Stockholders to be held in 2006. Karp is the Managing Partner and Co-Chief Executive Officer of Tailwind Capital Partners, an investment management firm. Karp was the second member of the Special Committee.

9.                                       The defendants referred to in paragraphs 3 and 5 through 8 are collectively referred to herein as the “Individual Defendants.”

10.                                 Defendant Novartis Corporation (“Novartis”) is a New York corporation. It is a subsidiary of Novartis AG, a world leader in pharmaceuticals and consumer health products, which had sales of $28.2 billion in 2004.  Novartis has formed a wholly-owned subsidiary, defendant Zodnas Acquisition Corp., a Delaware corporation (“Zodnas”), to effectuate the proposed transactions. Novartis and Zodnas, through their agreement, arrangement and understanding with Santo to purchase the Controlling Shares, are the beneficial owners of approximately 67.7% of the equity of Eon, and, therefore, are controlling shareholders of Eon.

11.                                 By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they owe fiduciary duties to plaintiff and the other public stockholders of Eon, including the highest obligations of good faith, due care, loyalty and full and candid disclosure.

12.                                 By reason of Santo’s position as a controlling shareholder of Eon, Santo is in a fiduciary relationship with plaintiff and the other public stockholders of Eon, and owes plaintiff and the other members of the class the highest obligations of good faith, due care, loyalty and full and candid disclosure. By reason of their agreement, arrangement and understanding to acquire the Controlling Shares, Novartis and Zodnas are controlling shareholders of Eon and owe a fiduciary duly to plaintiff and the other members of the Class.

JURISDICTIONAL ALLEGATIONS

13.                                 This Court has jurisdiction over Novartis pursuant to 10 Del. C. §3104. Novartis formed and incorporated its wholly owned subsidiary Zodnas in Delaware for the sole purpose of effecting the transactions challenged herein.  The Merger Agreement, to which Novartis is a party, is governed by Delaware law, and Novartis has consented to the exclusive jurisdiction of the State and federal courts of Delaware “in any suit, action or proceeding . . . based on any matter arising out of or in connection with, [the Merger] Agreement or the transactions contemplated [t]hereby.” The February 11, 2005 Confidentiality Agreement between Eon and Novartis described below is also governed by Delaware law and contains a Delaware forum selection clause. By virtue of its agreement, arrangement and understanding with Santos to purchase the Controlling Shares, Novartis is a controlling shareholder of Eon, a Delaware corporation.

CLASS ACTION ALLEGATIONS

14.                                 Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

15.                                 This action is properly maintainable as a class action.

16.                                 The Class is so numerous that joinder of all members is impracticable.  As of February 20, 2005, there were approximately 88.8 million shares of Eon common stock outstanding, over 20 million of which are publicly held by thousands of beneficial owners.

17.                                 There are questions of law and fact which are common to the Class and which predominate over questions affecting individual Class members, including whether the defendants have breached their fiduciary duties to the members of the Class.

18.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

19.                                  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

20.                                 Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief and corresponding declaratory relief on behalf of the Class as a whole is appropriate.

EON’S STATUS AS A FAST-GROWING GENERICS COMPANY

21.                                 Eon is a premier generics company which is one of the fastest-growing generics pharmaceutical companies. Eon specializes in first-to-market generics. In the last three years, Eon has produced 15 first-to-market generic products and is the market share leader for nearly half the products in its portfolio.  It currently has 29 Abbreviated New Drug Applications (“ANDAs”) pending before the U.S. Food and Drug Administration (“FDA”) covering products with annual branded prescription drug sales of $14.6 billion. It has a strong position in the U.S. for “difficult to make” generics. Eon sells generic versions of drugs such as the antidepressant Wellbutrin and the diabetes medication Glucophage.

22.                                   The generic pharmaceuticals industry is growing dramatically, particularly in the U.S. Between 2002 and 2007, pharmaceutical companies including GlaxoSmithKline Plc and AstraZeneca Plc will have lost patent protection worth an annual $82 billion in sales. Double digit growth is expected through 2010, when the generics business will be a $100 billion industry.

23.                                 Eon’s diluted earnings per share for 2004 were $1.32, up 71.4% from the prior year. Its diluted earnings exceeded its prior guidance. Net sales for 2004 were $431 million, a 30.8% annual increase. At December 31, 2004, Eon had $545 million in assets and only $102 million in liabilities, including only $8.3 million of long term debt. As of year end 2004, Eon had nearly $420 million in current assets, including $59.5 million in cash, $136.3 million in short-term investments and $224.2 million in other current assets.

THE CONFIDENTIALITY AGREEMENT

24.                                 On February 11, 2005, Novartis entered into a “Confidentiality Agreement” with Eon.  The Confidentiality Agreement was signed on behalf of Eon by Defendant Hampl as president and Chief Executive Officer.  The Agreement provides for Eon to furnish Novartis with “Evaluation Material” in order to allow Novartis “to evaluate a possible negotiated (except as permitted by this letter agreement) transaction” with Eon.

25.                                 The Confidentiality Agreement contains standstill provisions for a 12 month “Restricted Period” from the date of the Confidentiality Agreement. Novartis agrees it will not, without the prior approval of a majority of the members of the Eon Special Committee and the Eon Board of Directors, acquire or seek to acquire in any manner beneficial ownership of any Eon stock other than the Santo Shares or as permitted or required by the agreement. The Confidentiality Agreement also restricts Novartis from the proxy solicitation unless it has purchased a sufficient amount of the Santo shares to constitute a majority of the outstanding Eon common stock. Novartis is also restricted from making publicly announced proposals except in connection with a purchase of a control block of the Santo Shares or in connection with a transaction approved by a majority of the Eon Board and the Special Committee “following [Novartis] entering into any agreement with respect to the acquisition of a Control Block and including, for the avoidance of doubt, an option agreement with respect thereto” or as otherwise permitted by the Confidentiality Agreement.

26.                                 The Confidentiality Agreement also provides that if Novartis acquires a “Control Block” during the Restricted Period, it will “prior to the expiration of the Restricted Period, propose and use reasonable efforts to take all legally permissible actions to consummate a tender offer” to acquire the publicly held shares of Eon at a price per share “equal to the dollar equivalent value of the amount of Euro paid per Santo Share calculated as of the date of the agreement to acquire the Santo Shares.” The Agreement further provides that if a majority of the Public Shares are tendered into the tender offer, Novartis will propose and use reasonable best efforts to consummate a merger in which all remaining Eon shares would be acquired at the tender office price.  The Confidentiality Agreement provides that it is governed by and to be construed in accordance with Delaware law and the parties thereto consent to the exclusive jurisdiction of the Delaware courts.

THE EMPLOYMENT AGREEMENTS

27.                                 On February 11, 2005, the same date Eon entered into the Confidentiality Agreement, Eon entered into employment agreements with ten (10) Eon officers, including defendant Hampl. All the employment agreements contain change-in-control provisions which entitle the officers to substantial payments if they are terminated following a change in control. Of course, at the time Eon entered into these agreements, it knew that it was about to engage in a change-in-control transaction with Novartis. Indeed, Novartis has stated that it expects to achieve $200 million worth of cost savings following its acquisition of Hexal and Eon. On information and belief, part of the cost savings will be the result of terminating Eon officers, including some of those with change-in-control agreements.

THE HEXAL PURCHASE AGREEMENT

28.                                 Novartis has entered into a Share and Partnership Interest Sale and Transfer Agreement (Notarial Deed of February 16/17, 2005) (the “Hexal Purchase Agreement”) for the purchase of all of the outstanding shares of Hexal, including shares held directly and indirectly by Dr. Strüngmann, his brother and their family members, for approximately $5.75 billion.

29.                                 Novartis has entered into an Agreement for Purchase and Sale of Stock (the “Control Agreement”) “dated as of February 20, 2005,” with Santo to acquire all of Santo’s 60 million shares of Eon’s common stock for approximately $1.7 billion in cash, plus interest from

January 1, 2005. In the Control Agreement, Santo agrees in Section 6.1(b) to use its best efforts to “cause the Company to fulfill its covenants and obligations under the Company Merger Agreement.” In Section 6.1(c), Santo covenants that it will cause defendant Strüngmann to remain in his current position as an Eon officer through the closing of the stock sale.

THE MERGER AGREEMENT

30.                                 On February 21, 2005, Novartis announced that it had entered into definitive agreements to acquire Hexal and Eon. Under the terms of the Eon Merger Agreement dated February 20, 2005, Zodnas will commence within 10 business days of the date of the agreement (i.e., on or before March 4, 2005) a cash tender offer to acquire all outstanding publicly held shares of Eon common stock not held by Santo, Eon’s controlling stockholder, at a price of $31.00 per share in cash. The Tender Offer is not conditioned on a majority of the minority shares, or any minimum number of shares being tendered.

31.                                 The Tender Offer will remain open for twenty Business Days. Section 1.1(b) of the Merger Agreement provides, however, that Zodnas may extend the Tender Offer for up to thirty Business Days if the conditions of the offer are not satisfied or waived. If at least 40% of the Public Shares have been tendered, the Merger Agreement allows Zodnas to extend the Tender Offer for up to ten additional Business Days after all of the offer’s conditions have been satisfied or waived in order to obtain the “Requisite Tender Amount,” which is defined as “a majority of the Public Shares” of Eon (i.e. “the outstanding shares of Company Common Stock other than the Santo Shares”).

32.                                 If the shares tendered would raise Novartis’s ownership to at least 80%, Section 1.l(b) of the Merger Agreement allows yet another ten Business Day extension to try to achieve the 90% ownership contemplated by Section 3.5 of the Merger Agreement for a short-form merger under 8 Del. C.  §253.

33.           Once the tendered shares are accepted, Section 1.1(b) of the Merger Agreement requires that the Confidentiality Agreement be amended to permit Novartis and Zodnas to acquire Public Shares through “voluntary” transactions including tender offers and open market purchases.  Prior to February 11, 2006, the Confidentiality Agreement will not permit a merger which would cancel the remaining Public Shares prior to February 11, 2006 unless (i) a majority of the outstanding Public Shares vote in favor of the merger, or (ii) Novartis and its subsidiaries own at least 90% of Eon’s outstanding common stock and can effect a short-form merger. Significantly, while Section 1.1(b)(ii) provides that the consideration in a short form merger must be at least equal to the Tender Offer price, it contains no such requirement with respect to additional shares acquired through tender offers, open market purchases or other purportedly voluntary transactions, any merger pursuant to Section 1.1(b)(i) or any merger after February 11, 2006.

34.           Section 8.1(a) of the Merger Agreement makes it a condition of the obligation of Novartis, Zodnas and Eon to complete the Merger that “a majority of the Public Shares having been purchased in the Offer (the ‘Requisite Tender Amount’).” Because the definition of Public Shares includes all shares other than those owned by Santo, Eon shares owned by the defendants and other Eon insiders and by Hexal and its affiliates are considered public shares. This condition is “waivable only with the approval of the Special Committee.” Under Section 8.1(a), Novartis and Zodnas will not be required to proceed with the Merger if a majority of the public shareholders reject the Tender Offer.

THE TRANSACTIONS ARE NOT IN THE BEST INTERESTS
OF THE EON STOCKHOLDERS

35.           In the February 21, 2005 press release, defendant Strüngmann stated that the purpose of the transactions was to “secure the future of Hexal and its employees.” He said all options were reviewed “in the interests of the employees and the families.”

36.                                  Novartis expects to realize $200 million of cost synergies within three years of the closing, including $100 million within 18 months.

37.                                 While Eon’s public stockholders will not share in the future growth of Eon’s business, defendant Strüngmann will continue to head that business.  Defendant Hampl will manage the U.S. operations and report to Strüngmann.

38.                                 Although the Individual Defendants have represented that the $31.00 per share offer is fair to the Eon public shareholders, in fact, the consideration to be paid to Class members is unconscionable, unfair and grossly inadequate.

39.                                 The transaction actually represents a substantial discount to Eon’s minority public shareholders based on the intrinsic value of the Company. On March 1, 2005, Eon announced its financial results for the fourth quarter and year ended December 31, 2004. The Company announced net income of $30.2 million for the fourth quarter, compared to $19.2 million for the same quarter in 2003, an increase of 57.3%. Diluted earnings per share increased approximately 57%, to $0.33 for the fourth quarter ended December 31, 2004, compared to $0.21 for the same quarter in 2003. Eon’s net income for the year ended December 31, 2004 was $119.4 million, an increase of 70.2% over net income for 2003. At December 31, 2004, Eon had $195.8 million in cash and short-term investments and no outstanding debt.

THE OPTION AWARDS

40.                                 In breach of their duties of loyalty, care and good faith, the Individual Defendants, and in particular Karp and Patterson, on February 16, 2005, just four days before executing the Merger Agreement, embarked on an option-granting spree of 485,000 Eon stock options to themselves and management (the “February 2005 Option Grants”). Rather than setting the exercise price at the ultimate Tender Offer/Merger price, the Individual Defendants, and in particular Karp and Patterson, locked in the exercise price at the then-closing market price, knowing that they and their insider friends would obtain an immediate benefit from (a) the Merger Agreement that they would be executing in a matter of days and (b) the impending announcement of the Company’s positive fourth quarter financial results.

41.           The Eon board’s Compensation Committee is responsible for, inter alia, recommending the awarding of stock options under the Company’s 2001 Stock Option Plan and the 2003 Stock Incentive Plan (the “Stock Option Plans”).  Defendants Hampl, Strüngmann, Karp and Patterson comprise the Compensation Committee.

42.           The Option Committee of the Compensation Committee is empowered to administer the Company’s Stock Option Plans and to grant options under the Stock Option Plans.  Defendants Karp and Patterson comprise the Option Committee.  Karp and Patterson also comprise the Special Committee.  According to the Company’s annual proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2004:  “In the event of a change in control, the Option Committee, in its discretion, may provide that all outstanding options granted will immediately vest.”

43.           In each of 2003 and 2004, Eon’s outside directors were awarded options to purchase Eon common stock.  According to Form 4s filed with the SEC in 2003 and 2004, each of defendants Patterson, Karp and Beelitz, were awarded options on March 4, 2003 and March 4, 2004.

44.           According to Form 4s filed with the SEC on February 17, 2005, each of defendants Patterson, Karp and Beelitz were awarded options to purchase 20,000 shares of Eon common stock on February 16, 2005, at an exercise price of $28.75 per share (the “2005

Options”).  Unlike the options awarded on March 4, 2003 and March 4, 2004, the 2005 Options vested immediately.  Thus, just four days before entering into the Merger Agreement, Karp and Patterson granted to themselves and Beelitz fully vested options to purchase Eon common stock, and made the grants two-and-a-half weeks earlier than outside director options had been traditionally awarded to Eon’s outside directors.

45.           In addition to awarding fully vested options to themselves and Beelitz, Karp and Patterson also rewarded management with more than 400,000 options on February 16, 2005, at the same $28.75 exercise price.  According to Form 4s filed with the SEC on February 17, 2005, the employee recipients and amounts awarded are as follows:

Recipient	Title	Options Awarded

Frank J. Della Fera	VP Sales & Marketing	40,000

Jeffrey S. Bauer	VP Business Development	50,000

Shashank Upadhye	VP and Counsel	15,000

Rathnam Kumar	VP Manufacturing	20,000

Dr. Leon Shargel	VP Biopharmaceutics	4,000

David H. Gransee	Controller & Asst. Secretary	6,000

William F. Holt	VP Finance, Secretary, Treasurer, CFO	60,000

William B. Eversgerd	VP Plant Facilities	20,000

Dr. Pranab Bhattacharyya	VP Quality Management	20,000

Dr. Bernard Hampl	President & CEO	150,000

Sadie Ciganek	VP Regulatory Affairs	40,000
	Total	425,000

46.           In February 2004, Eon granted employee stock options approximately one week after publicly reporting its fourth quarter and year-end financial results.

47.           Pursuant to Section 3.l(d) of the Merger Agreement, upon the Merger becoming effective:

each outstanding option to purchase shares of [Eon] Common Stock under any employee stock option or compensation plan or arrangement of the Company (a “Company Option”), whether or not exercisable or vested, shall by virtue of the Merger . . . be cancelled and the holder thereof will receive . . . a cash payment with respect thereto equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option and (b) the number of shares of Company Common Stock issuable upon exercise of such Company Option (the “Option Cash Payment”).

Thus, under the terms of the Merger Agreement, the February Option Grants alone will result in $1,091,250 in cash payments to the outside directors and management.  The February Option Grants constitute wrongful self-dealing and a breach of the Individual Defendants’ duties of loyalty, care and good faith.

48.           The extraordinary option grants followed closely on the heals of new employment agreements for 10 of the 11 employees identified in paragraph 36 above.  On February 11, 2005, Eon entered into amended and restated employment agreements with Messrs. Hampl, Bauer, Eversgerd, Gransee, Bhattacharyya and Ms. Ciganek.  Eon also entered into employment agreements with Messrs. Della Fera, Kumar and Upadhye, providing for, inter alia, change of control severance provisions and lump sum payouts and vesting of stock options in the event they are terminated without cause prior to or after a change of control.

ABROGATION OF THE EON CERTIFICATE

49.           Article Seventh of the Eon Restated Certificate of Incorporation (the “Eon Certificate”) provides:

From and after the date (the “Written Consent Prohibition Trigger Date”) that Santo Holding (Deutschland) GmbH and its Affiliates (collectively “Santo”) own less than 40% of the then outstanding shares of Common Stock (and regardless of whether Santo, at any time after the Written Consent Prohibition Trigger Date, owns 40% or more of the then outstanding Common Stock), (i) no action required to be taken or that may be taken at any meeting of holders of Common Stock may be taken without a meeting and (ii) the power of holders of Common Stock to consent in writing, without a meeting, to the taking of any action is specifically denied.

Thus, by virtue of the transfer of the Controlling Shares from Santo to Novartis, Eon stockholders, including Novartis, are precluded from acting by written consent.  This includes any action purporting to remove any director.

50.           Pursuant to Article Fifth, Section D of the Eon Certificate, a “director of the Corporation may be removed only for cause.” “Cause” is defined as “(a) a final conviction of a felony involving moral turpitude or (b) willful misconduct that is materially or demonstrably injurious economically to the Corporation.”

51.           Article Fifth of the Eon Certificate provides for a classified board of three classes of directors, with each director’s term to expire at the third succeeding annual meeting of stockholders following his or her election.

52.           Article Eleventh of the Eon Certificate provides, inter alia, that “the affirmative vote of the holders of not less than 66 2/3 percent of the outstanding shares of the Corporation then entitled to vote upon the election of directors, voting together as a single class, shall be required to amend, repeal, or to adopt any provision inconsistent with, Article Fifth, . . . Seventh . . . or this Article Eleventh of this Certificate.”

53.           In blatant disregard of their duties to the public stockholders, the defendants have contractually agreed to install Novartis’s designees on the Eon board even before Novartis is capable of effecting, or required to effect, a Merger.  Section 1.3 provides, in pertinent part:

from and after the Acceptance Date, Novartis shall be entitled to designate each member of the Company’s Board of Directors, and the Company shall promptly take all actions necessary to cause Novartis’ designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors and prior to the Acceptance Date removing any potential restrictions on the ability of any Novartis designees to serve on the Company’s Board of Directors . . . . (Emphasis added)

The “Acceptance Date” is defined in the Merger Agreement as the date that Zodnas “shall be obligated to accept for payment any and all Public Shares validly tendered and not validly withdrawn pursuant to the [Tender] Offer” (Emphasis added)

54.           Section 1.3 further provides that

if Novartis and the Company shall have purchased in the Offer . . . the Requisite Tender Amount [i.e., at least a majority of the outstanding shares of Company common stock other than the Santo Shares], then until the Effective Time, Novartis and [Zodnas] shall allow the members of the Special Committee or their designees’ who shall be deemed the “Special Committee” for all purposes of this Agreement, to remain on the Company’s Board of Directors provided, that if both of the members of the Special Committee shall be unable or unwilling to remain on the Company’s Board of Directors and neither shall have designated a replacement, Novartis shall be permitted to replace such members with other independent directors who shall be deemed the “Special Committee” for all purposes of this Agreement . . .

55.           Section 1.3 contractually abrogates the so-called protections provided by Eon’s classified board structure, and the prohibitions against action by stockholder written consent and the removal of directors for any reason other than for cause.  Section 1.3 effectively allows Novartis to install its designees on the Eon board before it effectuates a freeze-out merger.  In fact, it provides Novartis the power to install its director designees even before Novartis actually buys any Eon shares in the Tender Offer.

56.           Section 1.3 reduces the protections of the public stockholders’ rights and constitutes inequitable conduct and a breach of the defendants’ duties of care, loyalty and good faith.  Section 1.3 of the Merger Agreement is designed to eliminate the stockholders’ contractual protections under the Eon Certificate, including a classified board, the prohibition against action by stockholder written consent and the prohibition against removal of directors for any reason other than for cause.  The primary purpose Section 1.3 is to impede the effective exercise of the stockholder franchise by replacing the stockholders’ duly elected directors with Novartis designees.  Such inequitable conduct constitutes a breach of the Individual Defendants’ duties of loyalty and good faith.

THE COERCIVE TENDER OFFER

57.           The Tender Offer is not conditioned on a minimum number of shares being tendered Section 1.l(b) of the Merger Agreement states, in pertinent part:

Subject to the terms of the Offer and this Agreement and satisfaction of all the Tender Offer Conditions as of any Expiration Date, Novartis will cause [Zodnas] to accept for payment and pay for any and all Public Shares validly tendered and not validly withdrawn pursuant to the Offer at the earliest time after such Expiration Date, regardless of the number of Public Shares tendered in the Offer (such date as [Zodnas] shall be obligated to accept for payment any and all Public Shares validly tendered and not validly withdrawn pursuant to the Offer, the “Acceptance Date”).

58.           Section 1.1(b) of the Merger Agreement further provides:

On the Acceptance Date, the Confidentiality Agreement, dated as of February 11, 2005, by and between Novartis and the Company (the “Confidentiality Agreement”) shall be amended such that . . . Novartis and [Zodnas] [shall be permitted] to make acquisitions of Public Shares that are voluntary to the holders of Public Shares (such as by means of legally permissible open market purchases or tender offers), but shall not permit Novartis to cause a merger transaction (or other business combination) to be effected which would cancel Public Shares unless (i) a majority of the outstanding Public Shares vote in favor of such a transaction or (ii) Novartis and its Subsidiaries shall, at that time, own at least 90% of the outstanding [Eon] Common Stock . . . .

59.           Thus, even if Novartis does not acquire a total of 90% of Eon’s outstanding common stock in the Tender Offer, it will be permitted to acquire a sufficient number of shares in the market and then effect a short-form merger pursuant to 8 Del. C. §253 at $31.00 per share.

60.           Section 7.10 of the Merger Agreement provides that Novartis and Zodnas:

shall use their reasonable best efforts, following the Acceptance Date and until the earlier of (i) the Effective Time and (ii) February 11, 2006, to keep the Company’s Common Stock quoted for trading on the NASDAQ National Market, as long as the Company is required to be registered under the Exchange Act and satisfies the NASDAQ National Market listing standards (other than standards entirely within the Company’s control).

61.           This provision is illusory.  According to Eon’s SEC filings, the Company had approximately 17 holders of record of the Company’s common stock as of March 8, 2004.  Under Rule 12g5-l of the Exchange Act, Eon is eligible to deregister the common stock because it has fewer than 300 holders of record.  Thus, non-tendering stockholders are left with the prospect of holding shares in an illiquid stock with the likely prospect of being cashed out for $31.00 per share when Novartis is able to acquire a sufficient number of shares on the market to make it eligible to effect a freeze-out merger under 8 Del. C. §253.

THE MERGER IS UNFAIR

62.           Recognizing the Company’s strong performance and potential for continued growth, Defendants have determined to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest in Eon.  Novartis is paying the lowest possible price to Class members, even though the Individual Defendants, and Novartis as controlling shareholder, have a duty to maximize shareholder value.

63.           The Individual Defendants were and are under a duty:

a.                                       to fully inform themselves of Eon’s market value before taking, or agreeing to refrain from taking, action;

b.                                      to act in the interests of the equity owners;

c.                                       to maximize shareholder value;

d.                                      to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction;

e.                                       to act in accordance with their fundamental duties of due care and loyalty.

64.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Eon.

65.           Strüngmann, through his stock ownership in the Company and his position as Chairman of the Board of the Company, is able to dominate and control the other Individual Defendants.  Accordingly, none of the Individual Defendants can be expected to protect the Company’s public shareholders in the Tender Offer and Merger which are structured to benefit Strüngmann at the expense of Plaintiff and the Class.

66.           Also as a result of Strüngmann’s stock ownership and position of control, no third party will make a competing bid for the Company, since the success of any such bid would require the consent and cooperation of Strüngmann.

67.           Novartis knowingly aided and abetted the Individual Defendants’ foregoing breaches of fiduciary duties by structuring the transaction to include buyouts of the Controlling Shares and Hexal from the Strüngmann brothers and their families.

68.           Eon shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

69.           By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Eon public stockholders.

70.           As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Eon’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Eon common stock.

71.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of Eon’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

COUNT I

Breach of Fiduciary Duty
(The Tender Offer)

72.           Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

73.           The Individual Defendants owe fiduciary duties to plaintiff and the other public stockholders of Eon, including the highest obligations of good faith, due care, loyalty and full and candid disclosure.

74.           By reason of Santo’s position as a controlling shareholder of Eon, Santo and Strüngmann are in a fiduciary relationship with plaintiff and the other public stockholders of Eon, and owes plaintiff and the other members of the class the highest obligations of good faith, due care, loyalty and full and candid disclosure.

75.           By virtue of its agreement, arrangement and understanding to acquire the Controlling Shares, Novartis and Zodnas arc controlling stockholders of Eon.

76.           As controlling stockholders of Eon, Novartis and Zodnas owe fiduciary duties to plaintiff and the Class.  Santo and Strüngmann, as controlling stockholders of Eon owe fiduciary duties to plaintiff and the Class

77.           The Tender Offer is coercive and threatens to force Eon’s minority stockholders to accept an unfair transaction.  As a result of receiving the Evaluation Material pursuant to the

Confidentiality Agreement, Novartis and Zodnas have used inside information belonging to Eon to foist an inadequate Tender Offer on Eon’s public shareholders.  Eon’s self-interested directors, including insiders such as Strüngmann and Hampl and option recipients such as Special Committee members Karp and Patterson, have failed to protect the minority’s interests.

78.           The Individual Defendants and Santo have breached their fiduciary duties to plaintiff by agreeing to an unfair and wrongfully coercive Tender Offer and Merger, which furthers their personal interest.  The Tender Offer is a breach of fiduciary duty because it is coercive.  First, the Tender Offer is not conditioned on a majority of the public shares tendering into the Tender Offer.  Indeed, there is no minimum tender requirement at all.  Thus, the minority stockholders are powerless to defeat the Tender Offer.  Zodnas can simply buy whatever shares are tendered.  Moreover, the Tender Offer can be extended for various reasons in order to wear down the resistance of the minority stockholders and convince them that Novartis and Zodnas will sooner or later get their shares at $31.00 or less.

79.           Second, there is no assurance that non-tendering stockholders will receive the same consideration in a second-step merger.  The Merger Agreement actually contains a reverse majority of the minority condition.  Rather than conditioning Zodnas’s right to buy shares in the Tender Offer on the tender of a majority of the minority shares, the Merger Agreement conditions Zodnas’s obligation to effect the second-step Merger on a majority of the Public Shares having been purchased in the Tender Offer.  Thus, if a majority of the non-Santo Shares are not tendered, the non-tendering shareholders run the risk there will be no merger.  Moreover, Novartis and Zodnas can propose a merger at a lower price subject to a vote of a majority of the Public Shares.  They can also simply wait out the one year Restricted Period and then propose a merger at a price below $31.00 per share.  In short, non-tendering stockholders would face substantial risks that they may end up with an even less attractive transaction than the $31.00 Tender Offer.

80.           Third, the terms of the Merger Agreement permit Novartis and Zodnas to acquire shares at lower prices through open-market purchases, subsequent tender offers or other means.  This subjects non-tendering holders to the risk they may end up receiving less for their shares than $31.00 per share.  Moreover, Novartis and Zodnas may “pick off” enough shares on the cheap so as to enable them to obtain 90% of the outstanding common stock and to effect a short-form merger under 8 Del. C. §253.

81.           Fourth, Novartis is not required to maintain the registration of Eon’s common stock.  Indeed, Novartis’s ability to engage in open market purchases and other transactions in Eon stock following the Tender Offer carries with it the opportunity to render Eon unable to meet registration and listing requirements.

82.           The Tender Offer is not truly voluntary because the public stockholders are being induced to tender their shares for reasons unrelated to the merits of the transaction.  If they choose not to tender into the Tender Offer, public stockholders face the prospect of holding an illiquid stock, subject to Novartis’s option to cash them out at a time and price and in a manner largely of Novartis’s choosing.

83.           Because the Tender Offer is coercive, Novartis and Zodnas are required to demonstrate that the Tender Offer is entirely fair to plaintiff and the Class.  As explained herein, the Tender Offer and Merger and not entirely fair, both as to process and price.

84.           Plaintiff has no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty
(February 2005 Option Grants and Employment Agreements)

85.           Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

86.           Defendants Karp and Patterson comprise both the Options Committee and the Special Committee.  At the time Karp and Patterson approved the February 2005 Option Grants, they were aware of Eon’s fourth quarter 2004 and year-end financial results.  At the time Karp and Patterson approved the February 2005 Option Grants, they knew that Zodnas and Novartis would be entering into agreements to purchase the Controlling Shares and to acquire the outstanding public shares of Eon at a price higher than the closing market price of Eon common stock.

87.           The Individual Defendants knew that the impending announcement of the Tender Offer would cap the market price for Eon’s public shares, thus reducing and most likely eliminating any spread between the market price of Eon common stock and the Tender Offer price.

88.           The Individual Defendants, and in particular Karp and Patterson, purposefully and intentionally timed the awarding of the February Option Grants to themselves and Eon executives and employees to take advantage of their inside knowledge of Eon’s positive financial results and the impending announcement of the Merger Agreement and Tender Offer.  The Individual Defendants purposefully and intentionally deviated from past practice by awarding stock options to themselves and other insiders prior to the announcement of Eon’s fourth quarter and year-end earnings.  By virtue of this wrongful conduct, and in violation of their fiduciary duties of loyalty, care and good faith, the Individual Defendants transferred value from Eon’s public stockholders to themselves and management.

89.           At the time the Individual Defendants caused Eon to enter into employment agreements and amended and restated employment agreements with Messrs. Della Fera, Kumar Upadhye, Hampl, Bauer, Eversgerd, Gransee, Bhattacharyya and Ms. Ciganek on February 11, 2005, they knew of the impending agreement of Novartis to acquire the Controlling Shares and that the Company and Novartis would be entering into the Merger Agreement.  In breach of their duties of loyalty, care and good faith, the Individual Defendants entered into the employment agreements with management, providing each of them with lucrative change of control severance provisions.  As a result of these agreements, the Individual Defendants caused a transfer of value that belongs to Eon’s public stockholders.

90.           Plaintiff has no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty and Breach of Contract
(Improper Disenfranchisement and Violation of the Certificate)

91.           Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

92.           Articles Fifth, Seventh and Eleventh have appeared in the Eon Certificate since the time that Eon began publicly trading on the NASDAQ National Market in May 2002.

93.           Eon represented in an Form S I/A filed with the SEC on May 16, 2002, that the provisions in the Eon Certificate were intended to, inter alia, “enhance the likelihood of continuity and stability to the composition of our board of directors.”

94.           The Eon Certificate is a contract between Eon and its stockholders.

95.            The Defendants, in breach of their fiduciary duties and the terms of the Eon Certificate, have inequitably disenfranchised the Eon stockholders by contractually abrogating Articles Fifth and Seventh of the Eon Certificate through the provisions of Section 1.3 of the Merger Agreement.  Section 1.3 of the Merger Agreement contractually obligates the Company to replace Eon’s directors with Novartis’s designees.  This includes directors whose terms are not scheduled to expire until 2006.  Rather than fulfilling their fiduciary obligations to the Company and the Class, the Defendants have simply agreed to hand over the reins to Novartis and its designees even before Novartis actually purchases any public shares in the Tender Offer and before Novartis consummates a second-step merger.

96.           Rather than “enhance the likelihood of continuity and stability” of the board, the Individual Defendants have abrogated the certificate provisions intended to have that effect.  This conduct is purposefully designed to impede and disenfranchise the Eon public stockholders.  Defendants do not possess a compelling justification for their actions.

97            Plaintiff has no adequate remedy at law.

COUNT IV

Breach of Fiduciary Duty
(Novartis and Zodnas)

98.            Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

99.            No later than the closing of the purchase of the Santo Shares, Novartis and Zodnas will owe a fiduciary duty, including an obligation of entire fairness, with respect to their further acquisitions of publicly held Eon stock.  Novartis and Zodnas will breach their duty by effecting purchases of such stock through an unfair process and at an unfair price.

COUNT V

Aiding and Abetting

(Novartis, Zodnas and Santo)

100.         Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

101.         Each of the actions constituting inequitable conduct by the Individual Defendants complained of herein was known by Novartis, Zodnas and Santo at the time such conduct occurred to constitute a breach of fiduciary duty.

102.         Novartis and Zodnas, with the encouragement and/or acquiescence of Santo, knowingly participated in and demanded that the Individual Defendants take such foregoing actions to allow Novartis and Zodnas to acquire complete and unimpeded dominion and control of Eon to the detriment of plaintiff and the Class.

103.         Each of the foregoing breaches of fiduciary duty have caused damage to plaintiffs and the Class.

104.         Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C.            Enjoining defendants from proceeding with the Tender Offer and Merger;

D.            To the extent the transaction is consummated, rescinding it or awarding rescissory damages to the Class;

E.             Rescinding and invalidating the February 2005 Option Grants and the amended employment agreements and requiring defendants to disgorge any profits received therefrom;

F.             Directing defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants, wrongful conduct;

G.            Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts, fees;

H.            Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.

By:	/s/ Paul Fioravanti
Michael Hanrahan (DE Bar No. 941)
Gary F. Traynor (DE Bar No. 2131)
Paul Fioravanti (DE Bar No. 3808)
1310 King Street
Wilmington, Delaware 19801
OF COUNSEL:	(302) 888-6500
Attorneys for Plaintiff
Marc A. Topaz
Sandra G. Smith
SCHIFFRIN & BARROWAY, LLP
280 Kind of Prussia Road
Radnor, Pennsylvania 19807
(610) 667-7706

Dated: March 1, 2005